UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007.

Commission File Number: 001-31221

Total number of pages: 50

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated July 27, 2007 announcing the company’s results for the three months ended June 30, 2007.

2.	Materials presented in conjunction with the earnings release dated July 27, 2007 announcing the company’s results for the three months ended June 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: July 30, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, July 27, 2007 NTT DoCoMo, Inc.

Earnings Release for the Three Months Ended June 30, 2007

Consolidated financial results of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) for the three months ended June 30, 2007 (April 1, 2007 to June 30, 2007), are summarized as follows.

<< Highlights of Financial Results >>

•

For the three months ended June 30, 2007, operating revenues were ¥1,182.9 billion (down 2.9% compared to the same period of the prior year), operating income was ¥203.9 billion (down 25.2% compared to the same period of the prior year), income before income taxes was ¥205.5 billion (down 25.1% compared to the same period of the prior year) and net income was ¥122.8 billion (down 24.9% compared to the same period of the prior year).

•	Earnings per share were ¥2,825.21 (down 23.3% compared to the same period of the prior year) and EBITDA margin* was 32.7% (down 3.8 point compared to the same period of the prior year).

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 17.

1

<< Comment from Masao Nakamura, President and CEO >>

Amid intensified competition following the launch of Mobile Number Portability (MNP) last year, we embarked on the “DoCoMo 2.0” campaign during the first quarter of this fiscal year, and implemented various measures with a goal to create new values for cellular services. As a part of these efforts, we released FOMA 904i series handsets equipped with various new advanced features including, among others, the “2in1” service, which allows users to carry two phone numbers and two mail addresses with a single handset, and “Chokkan Game” that is played using intuitive motion. Meanwhile, the subscriber base of our “pake-hodai” flat-rate packet access service grew steadily, topping the 10 million mark in May 2007. Operating revenues and operating income for the first three months of this fiscal year ending March 31, 2008 were ¥1,182.9 billion and ¥203.9 billion, respectively, posting a decrease compared to the same period of last fiscal year due mainly to the impact of the accounting change during the same period of the prior year to initially recognize as revenues the portion of “Nikagetsu Kurikoshi (two-month carry-over)” allowances that are estimated to expire, and growth in operating expenses resulting from an increase in the number of handsets sold.

In the second quarter, more models of the “slim and compact” FOMA 704i series handsets offering a wide range of convenient features will go on sale, and new billing plans such as “Fami-wari MAX 50” and “Hitoridemo Discount 50” are planned for introduction. With the aim to further enhance DoCoMo’s brand and reinforce our marketing capability, we decided to newly establish Corporate Branding Division. We have also reorganized our existing DCMX credit business by setting up DCMX Business Department to accelerate the uptake of DCMX subscriptions, which reached 2.85 million as of June 30, 2007.

Going forward, we will step up our efforts to improve our handsets, network, services, billing plans and after-sales support, to enhance the level of satisfaction of every single customer, and at the same time, take up the challenge to create new values placing cellular phones in the center of the hub, through, for example, collaboration with other companies.

2

<< 1. Operating Results >>

1.	Business Overview

(1)	Results of operations

	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Increase (Decrease)		Year ended March 31, 2007
Operating revenues	¥1,218.6	¥1,182.9	¥(35.7)	(2.9)%	¥4,788.1
Operating expenses	945.8	979.0	33.2	3.5	4,014.6

Operating income	272.7	203.9	(68.8)	(25.2)	773.5
Other income (expense)	1.7	1.6	(0.1)	(4.3)	(0.6)

Income before income taxes	274.4	205.5	(68.9)	(25.1)	772.9
Income taxes	110.7	82.6	(28.2)	(25.5)	313.7
Equity in net income (losses) of affiliates	(0.1)	(0.1)	0.0	36.5	(1.9)
Minority interests in consolidated subsidiaries	(0.0)	(0.0)	(0.0)	(188.9)	(0.0)

Net income	¥163.5	¥122.8	¥(40.7)	(24.9)%	¥457.3

(2)	Operating revenues

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Increase (Decrease)
Wireless services	¥1,094.9	¥1,062.3	¥(32.7)	(3.0)%
Cellular services revenues	1,065.4	1,032.7	(32.8)	(3.1)
- Voice revenues	764.1	702.8	(61.2)	(8.0)
Including: FOMA services	409.2	521.3	112.1	27.4
- Packet communications revenues	301.4	329.8	28.5	9.5
Including: FOMA services	215.0	291.1	76.1	35.4
PHS services revenues	7.0	3.8	(3.1)	(45.1)
Other revenues	22.5	25.8	3.2	14.4
Equipment sales	123.6	120.6	(3.0)	(2.5)

Total operating revenues	¥1,218.6	¥1,182.9	¥(35.7)	(2.9)%

  Notes:

1.	Cellular services revenues for the three months ended June 30, 2006 reflect the impact of changes in estimates regarding initially recognizing as revenues the portion of “Nikagetsu Kurikoshi” (two-month carry-over) allowances that are estimated to expire.

2.	Voice revenues include data communications revenues through circuit switching systems.

•	Operating revenues totaled ¥1,182.9 billion (down 2.9% compared to the same period of the prior year).

•

Cellular services revenues decreased to ¥1,032.7 billion (down 3.1% compared to the same period of the prior year), due to the impact of changes in estimates regarding initially recognizing as revenues during the same period of the prior year the portion of “Nikagetsu Kurikoshi (two-month carry-over)” allowances that are estimated to expire.

•

Voice revenues from FOMA services increased to ¥521.3 billion (up 27.4% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥291.1 billion (up 35.4% compared to the same period of the prior year) owing to a significant increase in the number of FOMA services subscriptions to 37.85 million (up 44.4% compared to the same period of the prior year).

•

Equipment sales totaled ¥120.6 billion (down 2.5% compared to the same period of the prior year), as the amount accounted for as sales revenue per handset decreased while the number of handsets sold increased.

(3)	Operating expenses

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Increase (Decrease)
Personnel expenses	¥62.9	¥62.8	¥(0.1)	(0.1)%
Non-personnel expenses	609.3	633.5	24.2	4.0
Depreciation and amortization	169.3	177.1	7.8	4.6
Loss on disposal of property, plant and equipment and intangible assets	4.3	7.6	3.3	77.5
Communication network charges	90.7	88.1	(2.6)	(2.9)
Taxes and public dues	9.3	9.8	0.5	5.5

Total operating expenses	¥945.8	¥979.0	¥33.2	3.5%

•	Operating expenses were ¥979.0 billion (up 3.5% compared to the same period of the prior year).

•	Personnel expenses were ¥62.8 billion (down 0.1% compared to the same period of the prior year). The number of employees as of June 30, 2007 was 22,049.

•

Non-personnel expenses increased to ¥633.5 billion (up 4.0% compared to the same period of the prior year) mainly due to an increase in cost of equipment sold, reflecting the increased number of handsets sold as well as the proportional growth in sales of FOMA handsets to the aggregate number of handsets sold.

•	Depreciation and amortization increased to ¥177.1 billion (up 4.6% compared to the same period of the prior year) following active capital expenditures in the prior fiscal year.

(4)	Operating income

•	Operating income decreased to ¥203.9 billion (down 25.2% compared to the same period of the prior year).

(5)	Income before income taxes

•	Income before income taxes decreased to ¥205.5 billion (down 25.1% compared to the same period of the prior year), due to a decrease in operating income.

(6)	Net income

•	Net income was ¥122.8 billion (down 24.9% compared to the same period of the prior year).

3

2.	Key Performance Indicators

(1)	Number of subscriptions

<Number of subscriptions by services>	Thousand subscriptions
	March 31, 2007	June 30, 2007	Increase (Decrease)
Cellular (FOMA+mova) services	52,621	52,846	225	0.4%
Cellular (FOMA) services	35,529	37,854	2,325	6.5
Cellular (mova) services	17,092	14,991	(2,100)	(12.3)
i-mode services	47,574	47,725	151	0.3
PHS services	453	374	(79)	(17.5)

Note:

Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

<Number of handsets sold>	Thousand units
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)
Cellular (FOMA+mova) services	5,703	6,238	535	9.4%
Cellular (FOMA) services
New FOMA subscription	1,190	1,492	302	25.4
FOMA subscription by mova subscribers	2,117	1,780	(337)	(15.9)
Handset upgrade by FOMA subscribers	1,583	2,791	1,208	76.3
Cellular (mova) services
New mova subscription	345	78	(267)	(77.3)
Handset upgrade by mova subscribers	468	97	(372)	(79.4)
Churn Rate	0.64%	0.85%	0.21point	—

•

The aggregate number of cellular (FOMA+mova) services subscriptions was 52.85 million as of June 30, 2007, an increase of 0.22 million compared to the number as of March 31, 2007. The increase derived from our continued efforts to strengthen total competitiveness from a customer-centric viewpoint, including the offering of subscriber-friendly billing arrangements, enrichment of our handset lineup and network services and enhancement of network quality.

•

Due to the steady migration of subscribers from mova services to FOMA services, the number of FOMA services subscriptions increased to 37.85 million, up 2.32 million from the number as of March 31, 2007, and the proportion of FOMA services subscriptions to the aggregate cellular (FOMA+mova) subscriptions increased to 71.6% as of June 30, 2007.

•

The number of handsets sold (FOMA+mova) increased to 6.24 million units (up 9.4% compared to the same period of the prior year), owing to an increase in the number of handsets sold for new FOMA subscriptions and handset upgrades by FOMA subscribers.

•

Churn rate for cellular (FOMA+mova) services for the three months ended June 30, 2007 was 0.85% (up 0.21 point compared to the same period of the prior year), due to the influence of the MNP. The churn rate for the three months ended June 30, 2007 decreased by 0.12 point from 0.97% for the three months ended March 31, 2007.

4

(2)	Trend of ARPU

<ARPU and other operation data>	Yen/Minutes/Thousand subscriptions
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)
Aggregate ARPU (FOMA+mova)	¥6,900	¥6,560	¥(340)	(4.9)%
Voice ARPU	4,930	4,440	(490)	(9.9)
Packet ARPU	1,970	2,120	150	7.6
Aggregate ARPU (FOMA)	8,300	7,370	(930)	(11.2)
Voice ARPU	5,420	4,710	(710)	(13.1)
Packet ARPU	2,880	2,660	(220)	(7.6)
MOU (FOMA+mova) (minutes)	145	140	(5)	(3.4)

Number of i-channel subscriptions (thousand)	3,624	12,272	8,648	238.6%
Number of subscriptions for flat-rate billing plans for unlimited i-mode usage (thousand)	6,912	10,455	3,543	51.3%

  Note:

  Number of subscriptions for flat-rate billing plans for unlimited i-mode usage: “pake-hodai” subscriptions + “pake-hodai   full” subscriptions

*	See “Definition and Calculation Methods of ARPU and MOU”on page 16 for details of definitions and calculation methods of ARPU and MOU.

•

Aggregate ARPU of cellular (FOMA+mova) services decreased to ¥6,560 for the three months ended June 30, 2007 (down 4.9% compared to the same period of the prior year) due mainly to the impact of changes in estimates regarding initially recognizing as revenues during the same period of the prior year the portion of “Nikagetsu Kurikoshi (two-month carry-over)” allowances that are estimated to expire.

(3)	Trend of capital expenditure

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Increase (Decrease)
Mobile phone business	¥187.3	¥126.2	¥(61.1)	(32.6)%
PHS business	0.2	0.1	(0.1)	(69.8)
Other (including information systems)	27.1	24.9	(2.2)	(8.2)

Total capital expenditures	¥214.7	¥151.2	¥(63.5)	(29.6)%

<Approximate number of base stations installed>	Units/Facilities
	March 31, 2007	June 30, 2007	Increase (Decrease)
Outside base stations (units)	35,700	37,300	1,600	4.5%
Facilities with indoor systems (facilities)	10,400	11,300	900	8.7

•

After focusing on the geographical expansion of FOMA network coverage in the prior fiscal year, we were involved more in enhancement of its network quality reflecting requests from our customers so far this fiscal year, while we continued our efforts to save on equipment procurement costs. As a result, total capital expenditure during the three months ended June 30, 2007 decreased to ¥151.2 billion (down 29.6% compared to the same period of the prior year).

•

The aggregate number of outside base stations installed was approximately 37,300, an increase by 1,600 from the number as of March 31, 2007, and the aggregate number of facilities with indoor systems was approximately 11,300, an increase by 900 from the number as of March 31, 2007.

5

(4)	Segment information

<Results of operations by segment>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Increase (Decrease)
Operating revenues
Mobile phone business	¥1,202.5	¥1,168.9	¥(33.6)	(2.8)%
PHS business	7.1	3.9	(3.1)	(44.5)
Miscellaneous businesses	9.0	10.0	1.0	11.3
Total operating revenues (consolidated)	¥1,218.6	¥1,182.9	¥(35.7)	(2.9)%

Operating expenses
Mobile phone business	¥923.6	¥955.7	¥32.2	3.5%
PHS business	9.3	7.7	(1.6)	(17.3)
Miscellaneous businesses	12.9	15.5	2.6	20.2
Total operating expenses (consolidated)	¥945.8	¥979.0	¥33.2	3.5%

Operating income
Mobile phone business	¥278.9	¥213.2	¥(65.7)	(23.6)%
PHS business	(2.3)	(3.8)	(1.5)	(67.5)
Miscellaneous businesses	(3.9)	(5.5)	(1.6)	(40.6)
Total operating income (consolidated)	¥272.7	¥203.9	¥(68.8)	(25.2)%

<Topics in the three months ended June 30, 2007>

Mobile phone business	<<Handsets>>	• Nine new FOMA handsets were released, including the latest “FOMA 904i” series. • The aggregate number of “FOMA Raku Raku Phone” series handsets sold exceeded 10 million.

<<Services>>

•      “2in1” service, which enables a single handset to contain the capabilities of two separate handsets and subscriptions, was launched.

•      “Business mopera internet” services were launched.

•      PBX connection capability was added to “OFFICEED” services.

•      “Emerge cast” services, which enables corporate and municipal customers to send emergency messages to pre-registered members all at once in case of a disaster, was introduced.

•      It was announced that “CITYPHONE”, a 1.5GHz digital mobile service will be terminated on June 30, 2008.

•      i-mode services were launched in Romania and Hong Kong.

•      We expanded the service area of international roaming-out services (for voice calls and SMS to 153 countries and areas, for packet communications to 101 countries and areas, and for videophone calls to 37 countries and areas as of June 30, 2007).

<<Billing>>

•      A new optional packet billing plan called “Biz-hodai”, which enables users of FOMA smart phones without i-mode capability to utilize packet communications at a flat rate, was introduced.

•      A new discount program for corporate subscribers called “Office Discount” was introduced and the discount rate of “Business Discount” was expanded.

•      The aggregate number of subscriptions to the flat-rate packet billing plans surpassed 10 million (to reach 10.46 million as of June 30, 2007).

PHS business		• We were continuously engaged in a campaign to encourage current PHS subscribers to migrate to FOMA services. (PHS services will be terminated on January 7, 2008 as already announced.)

Miscellaneous business

•      Settlement capability via Internet was added to “iD” services.

•      We started offering “DCMX GOLD” mobile credit cards.

•      We started issuing “DCMX” MasterCard credit cards as an addition to the “DCMX” mobile credit cards.

6

<< 2. Financial Position >>

(1)	Financial position

<Financial position>	Billions of yen
	June 30, 2006	June 30, 2007	Increase (Decrease)
Total Assets	¥6,022.3	¥5,923.4	¥(98.8)	(1.6)%
Shareholders’ equity	4,065.5	4,125.2	59.7	1.5
Liabilities	1,955.6	1,797.0	(158.6)	(8.1)
Interest bearing liabilities	650.1	502.7	(147.4)	(22.7)

Equity ratio (1)	67.5%	69.6%	2.1 point	—
Debt ratio (2)	13.8%	10.9%	(2.9) point	—

Notes:

(1)	Equity ratio = Shareholders’ equity / Total assets

(2)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

(2)	Cash flow conditions

<Cash flow>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Increase (Decrease)
Net cash provided by operating activities	¥98.4	¥300.7	¥202.4	205.7%
Net cash used in investing activities	(264.6)	(157.8)	106.7	40.3
Net cash used in financing activities	(282.4)	(259.3)	23.2	8.2
Free cash flows (1)	(166.2)	142.9	309.1	—
Adjusted free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)	(165.9)	49.2	215.0	—

Notes:

(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)	Irregular factors = the effects of uncollected revenues due to bank closures at the end of the fiscal period

(3)	Changes in investments for cash management purposes = Changes by purchases, redemptions and disposal of financial instruments for cash management purposes with original maturities of longer than 3 months.

*	See the reconciliations to the most directly compatible financial measures calculated and presented in accordance with GAAP on page 17.

•

Net cash provided by operating activities was ¥300.7 billion (up 205.7% compared to the same period of the prior year). The increase in net cash provided by operating activities resulted mainly from a decrease in payment of income taxes to ¥95.1 billion from ¥218.6 billion in the same period of the prior year, after the deferred tax assets from the impairment of our investment in Hutchison 3G UK Holdings Limited was realized during the prior fiscal year. As the bank was closed both on the end of March and June 2007, which fell on weekends, cash in the amount of ¥210.0 billion including cellular revenues, which had been earned during the prior fiscal year, was received during the three months ended June 30, 2007, while the cash reception of ¥214.0 billion including cellular revenues, which were earned during the three months ended June 30, 2007, was deferred to July 2007.

•

Net cash used in investing activities decreased to ¥157.8 billion (down 40.3% compared to the same period of the prior year). An increase in acquisition of long-term investments was more than offset by a combination of a decrease in acquisitions of tangible and intangible assets and an increase in net cash inflows from changes of investments for cash management purposes.

•

Net cash used in financing activities decreased to ¥259.3 billion (down 8.2% compared to the same period of the prior year). An increase in payment for repurchase of our own stock was more than offset by a decrease of repayments for outstanding long-term debt. We spent ¥73.0 billion in the three months ended June 30, 2007 to repurchase our own stock in the market.

•	Free cash flows were ¥142.9 billion. Free cash flows excluding the effects of irregular factors and changes in investments for cash management purposes were ¥49.2 billion.

7

Financial Statements For the Three Months Ended June 30, 2007	July 27, 2007 [U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Shinya Hasegawa, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Consolidated Financial Results for the Three Months Ended June 30, 2007 (April 1, 2007 - June 30, 2007)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Three months ended June 30, 2007	1,182,864	(2.9)%	203,881	(25.2)%	205,466	(25.1)%	122,810	(24.9)%
Three months ended June 30, 2006	1,218,560	2.7%	272,727	(5.2)%	274,383	(22.4)%	163,512	(21.3)%
(Reference) Year ended March 31, 2007	4,788,093	0.5%	773,524	(7.1)%	772,943	(18.8)%	457,278	(25.1)%

	Basic Earnings per Share		Diluted Earnings per Share
Three months ended June 30, 2007	2,825.21	(yen)	—
Three months ended June 30, 2006	3,684.23	(yen)	—
(Reference) Year ended March 31, 2007	10,396.21	(yen)	—

Notes:	Percentage indications for operating revenue, operating income, income before income taxes, and net income were the rate of changes compared with the same period of the prior year.

(2)	Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2007	5,923,446	4,125,232	69.6%	95,395.94	(yen)
June 30, 2006	6,022,271	4,065,546	67.5%	91,999.59	(yen)
(Reference) March 31, 2007	6,116,215	4,161,303	68.0%	95,456.65	(yen)

(3)	Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2007	300,736	(157,840)	(259,284)	226,966
Three months ended June 30, 2006	98,381	(264,584)	(282,441)	391,992
(Reference) Year ended March 31, 2007	980,598	(947,651)	(531,481)	343,062

2. Dividends

	Cash dividends per share (yen)
Date of record	September 30	March 31	Total
Year ended March 31, 2007	2,000.00	2,000.00	4,000.00
Year ending March 31, 2008	—	—	—
(Forecasts) Year ending March 31, 2008	2,400.00	2,400.00	4,800.00

8

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

(Millions of yen)
	Operating Revenues	Operating Income	Income before Income Taxes	Net Income
Year ending March 31, 2008	4,728,000 (1.3)%	780,000 0.8%	788,000 1.9%	476,000 4.1%

(Reference)	Expected earnings per share is 11,007.49 yen.
Notes:	We did not revise our earnings forecasts for the fiscal year ending March 31, 2008. (The amounts above are the same as we announced as of April 27, 2007 on “Financial Statements for the Fiscal Year Ended March 31, 2007”.)

4.	Others

(1)	Change of reporting entities (Change of condition of significant consolidated subsidiaries)	None
(2)	Adoption of simplified accounting and reporting policies	None
(3)	Change of significant accounting and reporting policies for consolidated financial statements	None

Explanation for forecasts of operation and other notes.

The mobile communications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report the progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2008, please refer to page 18.

Consolidated financial statements in this earnings release are unaudited.

9

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) June 30, 2006	(UNAUDITED) June 30, 2007	Increase (Decrease)		March 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	¥391,992	¥226,966	¥(165,026)	(42.1)%	¥343,062
Short-term investments	151,747	102,783	(48,964)	(32.3)	150,543
Accounts receivable	612,228	862,382	250,154	40.9	872,323
Allowance for doubtful accounts	(14,258)	(13,010)	1,248	8.8	(13,178)
Inventories	252,098	168,772	(83,326)	(33.1)	145,892
Deferred tax assets	95,773	88,438	(7,335)	(7.7)	94,868
Prepaid expenses and other current assets	148,825	152,133	3,308	2.2	138,403

Total current assets	1,638,405	1,588,464	(49,941)	(3.0)	1,731,913

Property, plant and equipment:
Wireless telecommunications equipment	4,824,010	5,223,631	399,621	8.3	5,149,132
Buildings and structures	744,284	783,452	39,168	5.3	778,638
Tools, furniture and fixtures	616,688	616,940	252	0.0	613,945
Land	198,128	199,227	1,099	0.6	199,007
Construction in progress	174,381	107,301	(67,080)	(38.5)	114,292
Accumulated depreciation and amortization	(3,743,584)	(4,066,484)	(322,900)	(8.6)	(3,954,361)

Total property, plant and equipment, net	2,813,907	2,864,067	50,160	1.8	2,900,653

Non-current investments and other assets:
Investments in affiliates	177,207	177,364	157	0.1	176,376
Marketable securities and other investments	300,150	291,896	(8,254)	(2.7)	261,456
Intangible assets, net	550,412	554,355	3,943	0.7	551,029
Goodwill	141,055	147,696	6,641	4.7	147,821
Other assets	214,129	169,747	(44,382)	(20.7)	219,271
Deferred tax assets	187,006	129,857	(57,149)	(30.6)	127,696

Total non-current investments and other assets	1,569,959	1,470,915	(99,044)	(6.3)	1,483,649

Total assets	¥6,022,271	¥5,923,446	¥(98,825)	(1.6)%	¥6,116,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥149,607	¥59,326	¥(90,281)	(60.3)%	¥131,005
Short-term borrowings	160	110	(50)	(31.3)	102
Accounts payable, trade	715,526	716,746	1,220	0.2	761,108
Accrued payroll	28,053	31,094	3,041	10.8	46,584
Accrued interest	1,044	1,198	154	14.8	809
Accrued income taxes	69,747	53,951	(15,796)	(22.6)	68,408
Other current liabilities	141,599	163,116	21,517	15.2	154,909

Total current liabilities	1,105,736	1,025,541	(80,195)	(7.3)	1,162,925

Long-term liabilities:
Long-term debt (exclusive of current portion)	500,300	443,253	(57,047)	(11.4)	471,858
Liability for employees’ retirement benefits	137,344	137,799	455	0.3	135,890
Other long-term liabilities	212,218	190,429	(21,789)	(10.3)	183,075

Total long-term liabilities	849,862	771,481	(78,381)	(9.2)	790,823

Total liabilities	1,955,598	1,797,022	(158,576)	(8.1)	1,953,748

Minority interests in consolidated subsidiaries	1,127	1,192	65	5.8	1,164

Shareholders’ equity:
Common stock	949,680	949,680	—	—	949,680
Additional paid-in capital	1,311,013	1,135,958	(175,055)	(13.4)	1,135,958
Retained earnings	2,287,302	2,528,778	241,476	10.6	2,493,155
Accumulated other comprehensive income	15,745	14,178	(1,567)	(10.0)	12,874
Treasury stock, at cost	(498,194)	(503,362)	(5,168)	(1.0)	(430,364)

Total shareholders’ equity	4,065,546	4,125,232	59,686	1.5	4,161,303

Total liabilities and shareholders’ equity	¥6,022,271	¥5,923,446	¥(98,825)	(1.6)%	¥6,116,215

10

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Increase (Decrease)		Year ended March 31, 2007
Operating revenues:
Wireless services	¥1,094,933	¥1,062,279	¥(32,654)	(3.0)%	¥4,314,140
Equipment sales	123,627	120,585	(3,042)	(2.5)	473,953
Total operating revenues	1,218,560	1,182,864	(35,696)	(2.9)	4,788,093

Operating expenses:
Cost of services (exclusive of items shown separately below)	170,022	184,855	14,833	8.7	766,960
Cost of equipment sold (exclusive of items shown separately below)	300,667	315,727	15,060	5.0	1,218,694
Depreciation and amortization	169,288	177,071	7,783	4.6	745,338
Selling, general and administrative	305,856	301,330	(4,526)	(1.5)	1,283,577
Total operating expenses	945,833	978,983	33,150	3.5	4,014,569

Operating income	272,727	203,881	(68,846)	(25.2)	773,524

Other income (expense):
Interest expense	(1,438)	(1,557)	(119)	(8.3)	(5,749)
Interest income	267	455	188	70.4	1,459
Other, net	2,827	2,687	(140)	(5.0)	3,709
Total other income (expense)	1,656	1,585	(71)	(4.3)	(581)

Income before income taxes	274,383	205,466	(68,917)	(25.1)	772,943

Income taxes	110,736	82,550	(28,186)	(25.5)	313,679
Equity in net losses of affiliates	(126)	(80)	46	36.5	(1,941)
Minority interests in consolidated subsidiaries	(9)	(26)	(17)	(188.9)	(45)

Net income	¥163,512	¥122,810	¥(40,702)	(24.9)%	¥457,278

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(10,852)	2,068	12,920	—	(15,763)
Net revaluation of financial instruments, net of applicable taxes	(98)	20	118	—	34
Foreign currency translation adjustment, net of applicable taxes	(205)	(602)	(397)	(193.7)	1,103
Pension liability adjustment, net of applicable taxes	—	(182)	(182)	—	—
Minimum pension liability adjustment, net of applicable taxes	119	—	(119)	(100.0)	5,562

Comprehensive income	¥152,476	¥124,114	¥(28,362)	(18.6)%	¥448,214

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	44,381,601	43,469,272	(912,329)	(2.1)	43,985,082

Basic and diluted earnings per share (Yen)	¥3,684.23	¥2,825.21	¥(859.02)	(23.3)%	¥10,396.21

11

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Increase (Decrease)		Year ended March 31, 2007
Common stock:
At beginning of period	¥949,680	¥949,680	¥—	—%	¥949,680

At end of period	949,680	949,680	—	—	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,135,958	(175,055)	(13.4)	1,311,013
Retirement of treasury stock	—	—	—	—	(175,055)

At end of period	1,311,013	1,135,958	(175,055)	(13.4)	1,135,958

Retained earnings:
At beginning of period	2,212,739	2,493,155	280,416	12.7	2,212,739
Cash dividends	(88,949)	(87,187)	1,762	2.0	(176,862)
Net income	163,512	122,810	(40,702)	(24.9)	457,278

At end of period	2,287,302	2,528,778	241,476	10.6	2,493,155

Accumulated other comprehensive income:
At beginning of period	26,781	12,874	(13,907)	(51.9)	26,781
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(10,852)	2,068	12,920	—	(15,763)
Net revaluation of financial instruments, net of applicable taxes	(98)	20	118	—	34
Foreign currency translation adjustment, net of applicable taxes	(205)	(602)	(397)	(193.7)	1,103
Pension liability adjustment, net of applicable taxes	—	(182)	(182)	—	—
Minimum pension liability adjustment, net of applicable taxes	119	—	(119)	(100.0)	5,562
Adjustment to initially apply SFAS No.158, net of applicable taxes	—	—	—	—	(4,843)

At end of period	15,745	14,178	(1,567)	(10.0)	12,874

Treasury stock, at cost:
At beginning of period	(448,196)	(430,364)	17,832	4.0	(448,196)
Purchase of treasury stock	(49,998)	(72,998)	(23,000)	(46.0)	(157,223)
Retirement of treasury stock	—	—	—	—	175,055

At end of period	(498,194)	(503,362)	(5,168)	(1.0)	(430,364)

Total shareholders’ equity	¥4,065,546	¥4,125,232	¥59,686	1.5%	¥4,161,303

12

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2007	Year ended March 31, 2007
I Cash flows from operating activities:
1. Net income	¥163,512	¥122,810	¥457,278
2. Adjustments to reconcile net income to net cash provided by operating activities-
(1) Depreciation and amortization	169,288	177,071	745,338
(2) Deferred taxes	12,253	3,467	74,987
(3) Loss on sale or disposal of property, plant and equipment	2,981	5,661	55,708
(4) Equity in net losses (income) of affiliates	(189)	21	2,791
(5) Minority interests in consolidated subsidiaries	9	26	45
(6) Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(2,391)	9,941	(262,032)
Decrease in allowance for doubtful accounts	(482)	(168)	(1,600)
Increase in inventories	(22,575)	(22,880)	83,716
Increase in prepaid expenses and other current assets	(50,431)	(13,560)	(39,254)
(Decrease) increase in accounts payable, trade	(58,341)	28,963	(42,013)
Decrease in accrued income taxes	(98,840)	(14,457)	(100,197)
(Decrease) increase in other current liabilities	(13,039)	8,200	534
Increase in liability for employees’ retirement benefits	1,833	1,909	379
Increase (decrease) in other long-term liabilities	4,419	7,722	(26,241)
Other, net	(9,626)	(13,990)	31,159

Net cash provided by operating activities	98,381	300,736	980,598

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(185,941)	(143,705)	(735,650)
2. Purchases of intangible and other assets	(63,391)	(80,927)	(213,075)
3. Purchases of non-current investments	(15,017)	(31,259)	(41,876)
4. Proceeds from sale and redemption of non-current investments	36	50,452	50,594
5. Purchases of short-term investments	(762)	(2,416)	(3,557)
6. Redemption of short-term investments	411	141	4,267
7. Long-term bailment for consumption to a related party	—	50,000	—
8. Other, net	80	(126)	(8,354)

Net cash used in investing activities	(264,584)	(157,840)	(947,651)

III Cash flows from financing activities:
1. Repayment of long-term debt	(142,316)	(98,200)	(193,723)
2. Proceeds from short-term borrowings	160	60	18,400
3. Repayment of short-term borrowings	(152)	(52)	(18,450)
4. Principal payments under capital lease obligations	(1,185)	(905)	(3,621)
5. Payments to acquire treasury stock	(49,998)	(72,998)	(157,223)
6. Dividends paid	(88,949)	(87,187)	(176,862)
7. Other, net	(1)	(2)	(2)

Net cash used in financing activities	(282,441)	(259,284)	(531,481)

IV Effect of exchange rate changes on cash and cash equivalents	(88)	292	872

V Net increase (decrease) in cash and cash equivalents	(448,732)	(116,096)	(497,662)
VI Cash and cash equivalents at beginning of period	840,724	343,062	840,724

VII Cash and cash equivalents at end of period	¥391,992	¥226,966	¥343,062

Supplemental disclosures of cash flow information:
Cash received during the period for
Income taxes	¥5	¥6	¥925
Cash paid during the period for:
Interest	1,659	1,169	6,203
Income taxes	218,557	95,078	359,861
Non-cash investing and financing activities:
Retirement of treasury stock	—	—	175,055

13

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial statements of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

The adoption of a new accounting standard and a subsequent event for the three months ended June 30, 2007 are as follows:

1.	Adoption of a new accounting standard

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, DoCoMo applied the Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of FIN 48 did not have a material impact on DoCoMo’s results of operations and financial position.

2.	Subsequent event

Disbursement of substitutional portion to the NTT Plan

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT Plan”). On July 1, 2007, the NTT plan was granted an approval by the Japanese government, which permitted the NTT plan to be released from the past obligation to disburse the NTT Plan benefits covering the substitutional portion. No accounting should be recognized until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net effect of settlement on DoCoMo’s result of operations and financial position will be. If the amount equivalent to the substitutional portion had been repaid on March 31, 2007, the estimated amount of such effect on DoCoMo’s results of operations would have been approximately ¥25 billion.

14

(APPENDIX 1)

Operation Data for 1st Quarter of Fiscal Year Ending March 31, 2008

		[Ref.] Fiscal Year Ended Mar. 31, 2007 Full-year Results	[Ref.] First Quarter (Apr.-Jun.2006) Results	Fiscal Year Ending Mar. 2008 First Quarter (Apr.-Jun. 2007) Results	[Ref.] Fiscal Year Ending Mar. 31, 2008 Full-year Forecast
Cellular
Subscriptions	thousands	52,621	51,672	52,846	53,890
FOMA	thousands	35,529	26,217	37,854	44,420
mova	thousands	17,092	25,456	14,991	9,470
Market share (1) (2)%		54.4	55.6	53.9	—
Net increase from previous period (2)	thousands	1,477	529	225	1,269
FOMA (2)	thousands	12,066	2,753	2,325	8,891
mova (2)	thousands	(10,589)	(2,225)	(2,100)	(7,622)
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	6,700	6,900	6,560	6,480
Voice ARPU (4)	yen/month/contract	4,690	4,930	4,440	4,330
Packet ARPU	yen/month/contract	2,010	1,970	2,120	2,150
i-mode ARPU	yen/month/contract	1,990	1,950	2,090	2,130
ARPU generated from international services (5)	yen/month/contract	50	50	60	70
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,160	2,120	2,270	2,310
Aggregate ARPU (FOMA) (3)	yen/month/contract	7,860	8,300	7,370	7,150
Voice ARPU (4)	yen/month/contract	5,070	5,420	4,710	4,540
Packet ARPU	yen/month/contract	2,790	2,880	2,660	2,610
i-mode ARPU	yen/month/contract	2,750	2,840	2,630	2,570
ARPU generated from international services (5)	yen/month/contract	80	70	80	80
ARPU generated purely from i-mode (FOMA) (3)	yen/month/contract	2,830	2,910	2,730	2,680
Aggregate ARPU (mova ) (3)	yen/month/contract	5,180	5,540	4,600	4,370
Voice ARPU (4)	yen/month/contract	4,190	4,460	3,800	3,650
i-mode ARPU	yen/month/contract	990	1,080	800	720
ARPU generated from international services (5)	yen/month/contract	20	20	10	20
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,160	1,260	970	890
MOU (FOMA+mova) (3)	minute/month/contract	144	145	140	—
MOU (FOMA) (3)	minute/month/contract	175	181	161	—
MOU (mova) (3)	minute/month/contract	104	110	89	—
Churn Rate (2)%		0.78	0.64	0.85	—
2in1 Subscriptions (6)	thousands	—	—	67	—
Communication Module Service Subscriptions (7)	thousands	1,027	733	1,140	1,310
FOMA Ubiquitous plan (8)	thousands	277	40	392	—
DoPa Single Service (9)	thousands	750	693	748	—
Prepaid Subscriptions (9)	thousands	45	49	43	—
i-mode
Subscriptions	thousands	47,574	46,823	47,725	48,590
FOMA	thousands	34,052	25,511	36,089	—
i-appli compatible (10) (11)	thousands	38,800	36,000	39,206	—
i-mode Subscription Rate (2)%		90.4	90.6	90.3	90.2
Net increase from previous period	thousands	1,214	463	151	1,016
i-mode Flat-rate Packet Communication Plan Subscriptions (12)	thousands	9,563	6,912	10,455	—
i-channel Subscriptions	thousands	10,580	3,624	12,272	—
Percentage of Packets Transmitted
Web	%	98	97	98	—
Mail	%	2	3	2	—
Others
PHS Subscriptions	thousands	453	679	374	—
DCMX Subscriptions (13)	thousands	2,090	310	2,850	4,000

*	Please refer to the attached sheet (P.16) for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.
(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Service subscriptions.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.
(4)	Inclusive of circuit-switched data communications
(5)	Inclusive of Voice Communications and Packet Communications
(6)	Not included in Cellular subscriptions nor FOMA subscriptions
(7)	Included in total cellular subscriptions
(8)	Included in FOMA subscriptions
(9)	Included in mova subscriptions
(10)	Sum of FOMA handsets and mova handsets
(11)	The number of subscribers prior to the third quarter results of Fiscal Year ended March 31, 2007 are revised due to the change of calculation method.
(12)	Sum of “pake-hodai” subscriptions and “pake-hodai full” subscriptions
(13)	Inclusive of DCMX mini subscriptions

15

(APPENDIX 2)

Definition and Calculation Methods of ARPU and MOU

1. Definition of ARPU and MOU

i)	ARPU (Average monthly Revenue Per Unit)[1]:

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Usage): Average monthly communication time per user.

2. ARPU Calculation Methods

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) 2: i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) 3: i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU (FOMA) 2: i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) 3: i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) 2: i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) 3: i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS): ARPU (PHS) Related Revenues (monthly charges, voice communication charges) / No. of active PHS subscribers

3. Active Subscribers Calculation Methods

No. of active subscribers used in ARPU/MOU/Churn Rate calculations is the sum of No. of active subscribers4 for each month.

1	Communication Module service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.
2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.
3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.
4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

16

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2006	Three months ended June 30, 2007
a. EBITDA	¥445.0	¥386.6

Depreciation and amortization	(169.3)	(177.1)
Losses on sale or disposal of property, plant and equipment	(3.0)	(5.7)

Operating income	272.7	203.9

Other income (expense)	1.7	1.6
Income taxes	(110.7)	(82.6)
Equity in net losses of affiliates	(0.1)	(0.1)
Minority interests in consolidated subsidiaries	(0.0)	(0.0)

b. Net income	163.5	122.8

c. Total operating revenues	1,218.6	1,182.9

EBITDA margin (=a/c)	36.5%	32.7%
Net income margin (=b/c)	13.4%	10.4%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Three months ended June 30, 2006	Three months ended June 30, 2007
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥(165.9)	¥(49.2)

Irregular factors (1)	—	(4.0)
Changes of investments for cash management purposes (2)	(0.4)	97.7

Free cash flows	(166.2)	142.9

Net cash used in investing activities	(264.6)	(157.8)
Net cash provided by operating activities	98.4	300.7

Note:

(1)     Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

Irregular factors during the three months ended June 30, 2007 was net effects of bank closures as of March 31,
2007 and June 30, 2007.

(2)     Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

17

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	As competition in the market becomes more fierce due to changes in the business environment caused by the Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers and ARPU, or may lead to an increase in our costs and expenses.

2.	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

3.	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies or products presented in this document are the trademarks or registered trademarks of their respective organizations.

18

NTT DoCoMo, Inc. RESULTS FOR THE FIRST THREE MONTHS OF THE FISCAL YEAR ENDING MAR. 31, 2008 JULY 27, 2007 Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR 1Q OF FY2007
SLIDE No.
1
1
/27
Forward-Looking Statements
This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1. As competition in the market becomes more fierce due to changes in the business environment caused by the Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers and ARPU, or may lead to an increase in our costs and expenses.
2. The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.
3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.
4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.
6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or los of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.
8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9. Inadequate handling of confidential business information, including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.
10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.
11. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of services, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.
12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.
13. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved. FY2007 First Quarter Results Highlights

RESULTS FOR 1Q OF FY2007
SLIDE No.
3
3
/27
FY2007 1Q Financial Results Highlights
US GAAP
-
-3.8
points
-13.1%
-24.9%
-25.1%
-25.2%
-3.1%
-2.9%
Changes
(1) (2)
- 33.3 32.7 36.5
EBITDA margin
(%) *
8.8% 560.0 49.2 -165.9
Adjusted Free Cash Flow
(Billions of yen) **
25.1% 4,118.0 1,032.7 1,065.4
Cellular Services Revenues
(Billions of yen)
Progress to
forecast
(2) /(3)
2008/3
(Full year
forecast)
(3)
2007/4-6
(1Q) (2)
2006/4-6
(1Q) (1)
1,573.0
476.0
788.0
780.0
4,728.0
26.1% 205.5 274.4
Income Before Income Taxes
(Billions of yen)
26.1% 203.9 272.7
Operating Income
(Billions of yen)
25.0% 1,182.9 1,218.6
Operating Revenues
(Billions of yen)
24.6% 386.6 445.0
EBITDA
(Billions of yen)*
25.8% 122.8 163.5
Net income
(Billions of yen)
Consolidated financial statements in this document are unaudited.
*  For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 27 and the IR page of our web site, www.nttdocomo.co.jp.
**Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.

RESULTS FOR 1Q OF FY2007
SLIDE No.
4
4
/27
FY2007 1Q Results Highlights
Operating income: 203.9 billion yen
(Down 68.8 billion yen year-on-year)
·
Progress to FY2007 full-year forecast: 26.1%
Operating revenues:
Down 35.7 billion yen year-on-year
·
Cellular services revenues decreased 32.8 billion yen year-on-year.
(Inclusive of 30.6 billion-yen impact of incurring in revenues the portion of
“Nikagetsu Kurikoshi” (2-month carry over) allowances that are projected to expire)
Operating expenses:
Up 33.2 billion yen year-on-year
·
Revenue-linked expenses grew 9.5 billion yen due to increased handset sales
·
Depreciation/amortization increased 7.8 billion yen (inclusive of impact of changes in depreciation methods)
·
Other expenses grew 14.7 billion yen, due to increase in no. of base stations, etc.

RESULTS FOR 1Q OF FY2007
SLIDE No.
5
5
/27
-20
0
20
40
60
80
100
05/4 5 6 7 8 9 10 11 12 06/1 2 3 06/4 5 6 7 8 9 10 11 12 07/1 2 3 07/4 5 6
DoCoMo’s market share of net additions in FY2007/1Q was 17.6%
* No. of “2 in 1” service subscribers as of June 30, 2007: 66,800
DoCoMo’s market share of net adds calculated inclusive of “2in1” subscribers:
June: 29.7%,  FY2007/1Q cumulative: 21.7%
Source of data used in calculation: Telecommunications Carriers Association (TCA)
SoftBank SoftBank
KDDI(au+TU-KA)
Subscribers of EMOBILE, Ltd. are not included
Full-year net adds share: 48.4%
Full-year net adds share: 30.0%
Monthly Market Share of Net Additions
FY2005
FY2006
FY2007
(%)

RESULTS FOR 1Q OF FY2007
SLIDE No.
6
6
/27
·Churn rate for FY2007/1Q was 0.85%
0.00
0.50
1.00
1.50
2.00
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q)
0.85%
0.97%
0.93%
Churn Rate
Full-year churn rate:
0.77%
Full-year churn rate:
0.78%
FY2006/2H:0.95%
Inclusive of Communication Module Service subscribers
FY2005 FY2006 FY2007
(%)

RESULTS FOR 1Q OF FY2007
SLIDE No.
7
7
/27
·
FOMA subscribers reached 37.85 million as of June 30, 2007
(71.6% of DoCoMo’s total cellular subscribers)
0
1,000
2,000
3,000
4,000
5,000
6,000
05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6
08/3(Forecast)
mova
5,389
1,371
(27.7%)
2,622
(50.7%)
4,442
(82.4%)
3,785
(71.6%)
5,285
3,553
(67.5%)
FOMA subs.
projected
to reach
80% of total
Numbers in parentheses indicate the percentage of FOMA subscribers to total cellular subscribers
(10,000 subs.)
u
Inclusive of Communication Module Service subscribers
Subscriber Migration to FOMA
% of FOMA subs
to total:
Topped
70%

RESULTS FOR 1Q OF FY2007
SLIDE No.
8
8
/27
0
20
40
60
80
100
120
140
160
180
200
-25
-20
-15
-10
-5
0
5
10
15
20
25
MOU
(
Left axis
) 149 152 151 146 145 146 146 139 140
Year-on-year changes in MOU (Right axis)
-2.0 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q)
·MOU for
FY2007/1Q was 140 minutes (down 3.4% year-on-year)
Cellular (FOMA+mova) MOU
u
For an explanation of MOU, please see Slide 26 of this document, “Definition and Calculation Methods of MOU and ARPU”
(%)
(minutes)
Full-year MOU: 149 minutes
(Down 1.3% year-on-year)
Full-year MOU: 144 minutes
(Down 3.4% year-on-year)

RESULTS FOR 1Q OF FY2007
SLIDE No.
9
9
/27
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
-20.0
-15.0
-10.0
-5.0
0.0
5.0
10.0
15.0
20.0
Packet ARPU (Left axis)
1,820 1,880 1,880 1,940 1,970 1,980 2,010 2,080 2,120
(Incl.) i-mode ARPU
1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090
Voice ARPU (Left Axis)
5,120 5,170 5,040 4,780 4,930 4,740 4,660 4,450 4,440
International service ARPU
30(Incl.) 40(Incl.) 40(Incl.) 40(Incl.) 50(Incl.) 50(Incl.) 50(Incl.) 60(Incl.) 60(Incl.)
Year-on-year changes in aggregate ARPU (Right axis)
-6.2 -4.0 -3.5 -2.9 -0.6 -4.7 -3.6 -2.8 -4.9
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q)
6,940
7,050
6,920
6,530
6,900
6,720
6,670
6,720
Cellular (FOMA+mova) ARPU
Full-year aggregate ARPU: ¥6,910
(Down 4.0% year-on-year)
Full-year aggregate ARPU: ¥6, 700
(Down 3.0% year-on-year)
•The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi(two month carryover)”
allowances that are projected to expire, which are estimated as fellows:
u FY2006/1Q (actual): 200 yen
u FY2006/full-year (actual): 50 yen
YOY changes in aggregate ARPU (excluding the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi(two month carryover)” allowances that are projected to expire)
u
International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations as of the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues.
u
For an explanation of ARPU, please see Slide 26 of this document, “Definition and Calculation Methods of MOUand ARPU”.
(%) (yen)
• FY2007/1Q aggregate ARPU: 6,560 yen
(Excluding impact of irregular factors: Down 2.1% year-on-year)
6,560

Principal Actions Planned For FY2007 Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved.

pake-hodai
Packet Flat-Rate service
dded approx. 3.5 mil subs
in 1 year

RESULTS FOR 1Q OF FY2007
SLIDE No.
11
11
/27
“pake-hodai” Subscribers
·Subscriber base
of “pake-hodai” service grew to 10.46 million
*
0
200
400
600
800
1,000
1,200
1,400
05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6
08/3(Forecast)
Richer contents
Pake-hodai
Service menu
Grow users
1,046
“pake-hodai”
subscription rate *
*
28%
(As of June 2007)
* * “pake-hodai”
subscription rate=No. of “pake-hodai”
subscribers/total FOMA subscribers
* Inclusive of “pake-hodai full” subscribers
No. of “pake-hodai” subscribers
(10,000 subscribers)
Lifted pake-hodai
subscription
restrictions
from March 2006

RESULTS FOR 1Q OF FY2007
SLIDE No.
12
12
/27
i-channel
No. of i-channel subscribers reached 12.27 million
(Boosting ARPU and facilitating users’ migration to flat-rate package)
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 08/3
(
Forecast
)
1,227
i-channel subscription rate*
46%
(As of June 2007)
n Boosted data ARPU
i-channel revenue per subscriber:
340 yen/month
Equivalent to 70 yen of data ARPU
(Estimated value for FY2007/1Q)
No. of “i-channel” subscribers
(10,000 subscribers)
* i-channel subscription rate: No. of “i-channel” subscribers/Total users of compatible handsets

RESULTS FOR 1Q OF FY2007
SLIDE No.
13
13
/27
Video
“i-movie gate”
Improved video viewing environment
via cell phones
Faster
transmission
speeds
Enhanced
video viewing
functions
HSDPA
10MB
i-motion
Targets of service Targets of service
Pioneer “mobile video market”
ahead of competition
Animation
Movie
Music Video
Gravure
Comprehensive variety entertainment
video delivery site
Overwhelmingly large content portfolio
500
titles
1,500
titles
(at launch)
(by 2007/end)
(Planned)
Sukima Switch
*“The Melancholy of Haruhi Suzumiya”
(C)Nagaru Tanigawa/Noizi Ito/SOS Brigade
AkiHoshino, G-Telemovie “Scandal”
(C)Kadokawa The Television Co. Ltd.
“Daimajin”(C)1996
Kadokawa Movies
·
Newly opened video delivery web site “i-movie gate” leveraging our alliance with Kadokawa Group.

Steadily expanded membership
DCMX
DCMX mini

CXDNEXT

RESULTS FOR 1Q OF FY2007
SLIDE No.
14
14
/27
Credit Business
0
50
100
150
200
250
300
06/4 5 6 7 8 9 10 11 12 07/1 2 3 4 5 6
(10,000 subscribers)
n
As of Mar. 31, 2008:
Target no. of DCMX members:
4 million
Target no. of iD payment terminals installed:
Approx. 250,000
n
Enriched card lineup
n
Establish CXD NEXT Co., Ltd
Started
issuance of:
Gold card
Family card
ETC card
Started accepting
applications for :
MasterCard
Reinforce DCMX member acquisition
e-payment-related Proprietor Support
Mobile credit iD
Magnetic credit card
Sales calculation/
management
Scanning
April 2007 May 2007
·
DCMX membership topped 3 million. No. of iD payment
terminals installed grew to approx. 190,000 units.
Expand iD usage opportunities in
small/medium-size retail outlets
n
DCMX membership:
Over 3 million
No. of iD
payment terminals installed:
Approx. 190,000
(As of Jul. 26, 2007)
n
Establish DCMX Business Dept.

RESULTS FOR 1Q OF FY2007
SLIDE No.
15
15
/27
International Services
0
200
400
600
800
1,000
06/3 06/6 06/9 06/12 07/3 07/6
0
10
20
30
40
50
60
70
80
(10,000 subscribers)
(%)
% of own-handset roamers*
No. of roaming-enabled
handset users
(Billions of yen)
* % of own-handset roamers: No. of “World Wing” roaming users using own handset//Total roaming service users
FY2006/1Q FY2007/1Q
Int’l dialing
revenues
Int’l roaming
revenues
3.6
7.3
7.3
.3
10.3
10. 3
.3
3
5.6
n
International Services Revenues
n
of own-handset roamers
International services revenues grew 41% year-on-year
Expanded W-CDMA roaming coverage (effect of overseas investment/alliance)
+41%
+56%
* * Saipan refers to Commonwealth of the Northern Mariana Islands (CNMI), a self-governing dominion of the USA, comprising 14  islands including Saipan.
Grow int’l roaming revenues
Boost DoCoMo’s competitiveness
in home market
n
Effects of overseas investment/
alliance becoming increasingly visible
n
Korea
Completed nationwide rollout of
W-CDMA and HSDPA
n
Guam/Saipan
**
Plan to launch W-CDMA and HSDPA in
2008 and beyond
To enable use of DoCoMo’s 3G roaming-
enabled  handsets
n Hawaii Islands
Plan to launch W-CDMA in 2007/2H

ファミ割★MAX50
Just for family

ひとりでも割★50
Just for you

＋

RESULTS FOR 1Q OF FY2007
SLIDE No.
16
16
/27
Combine with “Family Discount”
Combine with “Family Discount”
for more benefits!
for more benefits!
Billing Plans
**The unused communication allowances remaining after carried over for two months can be shared with other family members in proportion to each family member’s usage in excess of  the allowance provided for the applicable month.
With a 2-year contract,*
Subscribers can immediately receive Subscribers can immediately receive
50% discount on basic
50% discount on basic
monthly charge
monthly charge
* Cancellation fee of 9,975 yen will be incurred if subscribers cancels discount service, cancels subscription or suspends use of subscribed circuit during the two-year period (except for month following the maturity of contract).
Carry over up to 2 Carry over up to 2
months and share months and share
allowances with allowances with
family members* *
family members* *
* *
*
Call charge Call charge
between family between family
members: members:
30%OFF
30%OFF
%OFF
OFF
Mail between Mail between
family members: family members:
Free
Free
(i-mode mail)
·
To introduce 2 new billing plans on Aug. 22, 2007.
(To start accepting applications from Aug. 1, 2007)

RESULTS FOR 1Q OF FY2007
SLIDE No.
17
17
/27
704i Series
D704i L704i
P704i SH704i
SO704i F704i
N704iµ
P704iµ
Sliding style
“Compact one-segment TV”
phone
HIGH SPEED-enabled
Music phone
Smart Flash™
for clear photos
“Slim slide” phone
“Compact one-segment
TV” phone
Optional illuminating
“Style Up” panel”
Waterproof slim™
“Global” phone
Illuminating “My
Signal”™
indicator
“SuperSlim” global phone
Equipped with refined & tough body
“SuperSlim” global phone
“Slim & Compact” 704i series, each model equipped with distinctive set of functions to cater to varying needs of users.
* “Smart Flash” is a trademark of Matsushita Electric Industrial, Co. Ltd.
* “Waterproof slim” is a trademark of Fujitsu Limited.
* “My Signal” is a trademark of NEC Corporation

RESULTS FOR 1Q OF FY2007
SLIDE No.
18
18
/27
FOMA Network
·
Capital expenditures for FY2007/1Q were 151.2 billion yen
(Progress to full-year forecast: 20.2%)
06/6 06/9 06/12 07/3 07/6 08/3 forecast
: (No. of outdoor base stations)
: (No. of indoor systems)
25,700
29,300
7,000
8,100
20.2% 750.0
-29.6%
151.2 214.7
CAPEX
(Billions of yen)
Changes
(1) Õ (2)
2008/3
(Full year forecast)
(3)
(As announced 07/4/27)
Progress to forecast
(2)/(3)
2007/4-6
(1Q) (2)
2006/4-6
(1Q) (1)
32,500
9,100
10,400
35,700
42,700
14,000
Enhance quality of
FOMA’s coverage
HSDPA coverage
Expanded to 82% of populated areas in Japan
Facility buildup responding to
increased data capacity
11,300
37,300
- Strengthen area tuning
- Interactive coverage roll-out
listening to customers’ requests

RESULTS FOR 1Q OF FY2007
SLIDE No.
19
19
/27
Reinforce Brand Marketing
Customers
Dialogue with
customers/market
Corporate Branding Division
Marketing research
Design
“one step ahead”
brand strategy
Comprehensive
promotion based on
brand strategy
Collect
customers’ comments
System Channel Coverage
Billing
plan
Handset Service
Promotion
Deployment at business unit
•
To establish Corporate Branding Division in August 2007

RESULTS FOR 1Q OF FY2007
SLIDE No.
20
20
/27
Fiscal year ending Mar. 31, 2008 Planned
Dividend per share: 4,800 yen (Up 20%)
Repurchase of own shares :
Authorized to repurchase up to 1 million shares (upper limit) for up to
200 billion yen at Ordinary General Meeting of Shareholders on June 19,
2007.
(Plan to cancel treasury shares kept in excess of 5% of issued shares at end of fiscal year)
Repurchase of Own Shares
No. of shares repurchased
(millions of shares)
Budget (billions of yen)
1.0
1.4
Max. authorized
200
Repurchase authorized at
16th
ordinary
general shareholder mtg
0.95
(67.7%)
180.2
(72.1%)
250
Repurchase authorized at
15th
ordinary
general shareholder mtg
Actual no. of shares
repurchased
Actual amount
spent
Max.
authorized
Return to Shareholders
Returning profits to shareholders is considered one of the most important issues in our corporate policies

Appendices Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR 1Q OF FY2007
SLIDE No.
22
22
/27
US GAAP
0
1,000
2,000
3,000
4,000
5,000
Equipment sales
123.6 120.6 478.0
Other revenues
22.5 25.8 123.0
PHS revenues
7.0 3.8 9.0
Cellular services revenues (voice, packet)*
1,065.4 1,032.7 4,118.0
2006/4-6(1Q) 2007/4-6(1Q) 2008/3(Full-year forecast)
4,728.0
1,218.6
1,182.9 1,182.9
Operating Revenues-
* “International services revenues” are included in “Cellular services revenues (voice, packet)”.
(Billions of yen)
(Billions of yen)
FY2007 1Q
Operating revenues
Compared to FY2006:
Down 2.9%
(Cellular services revenues)
Compared to FY2006:
Down 3.1%
(Equipment sales revenues)
Compared to FY2006:
Down 2.5%

RESULTS FOR 1Q OF FY2007
SLIDE No.
23
23
/27
US GAAP
3,948.0
945.8
979.0 979.0
Operating Expenses
* Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of DoCoMo Point service
(Billions of yen)
(Billions of yen)
0
1,000
2,000
3,000
4,000
Personnel expenses
62.9 62.8 253.0
Taxes and public duties
9.3 9.8 39.0
Depreciation and amortization
169.3 177.1 753.0
Loss on disposal of property, plant and
equipment and intangible assets
4.3 7.6 64.0
Communication network charges
90.7 88.1 349.0
Non-personnel expenses
609.3 633.5 2,490.0
(Incl.) Revenue-linked expenses*
447.1 456.5 1,727.0
(Incl.) Other non-personnel expenses
162.3 177.0 763.0
2006/4-6(1Q) 2007/4-6(1Q) 2008/3 (Full year forecast)
FY2007 FY2007 1Q 1Q
Operating expenses Operating expenses
u
Compared to FY2006:
Up 3.5%

RESULTS FOR 1Q OF FY2007
SLIDE No.
24
24
/27
0
100
200
300
400
500
600
700
800
Other (information systems, etc.)*
27.1 24.9 139.0
PHS business
0.2 0.1 0.0
Mobile phone business (FOMA)
156.4 106.9 518.0
Mobile phone business (mova)
6.5 2.7 8.0
Mobile phone business (Other)
24.5 16.7 85.0
2006/4-6(1Q) 2007/4-6(1Q) 2008/3(Full year forecast)
214.7
750.0
151.2 151.2
Capital Expenditures
(Billions of yen)
(Billions of yen)
FY2007 FY2007 1Q 1Q
CAPEX CAPEX
u
Compared to FY2006:
Down 29.6%

RESULTS FOR 1Q OF FY2007
SLIDE No.
25
25
/27
48,590
+1.9%
47,725
46,823
i-mode
Other**
Migration from
mova
New
Replace
New
PHS
FOMA
mova
Communication Module Service
FOMA
mova
MOU
(minutes)***
ARPU
(yen)***
No. of Subscribers (1,000)
Churn rate (%)
Handsets sold
(1,000)
(including handsets
sold without
involving sales by
DoCoMo)
Market share
(%)
No. of Subscribers (1,000)*
-
-79.3%
97
468
-
-77.4%
78
345
-
-1.7
Points
53.9
55.6
1,310
+55.5%
1,140
733
44,420
+44.4%
37,854
26,217
9,470
-41.1%
14,991
25,456
53,890
+2.3%
52,846
51,672
-
-4.4%
3,030
3,170
2008/3
(Full year forecast)
Changes
(1) Õ(2)
2007/4-6
(1Q)
(2)
2006/4-6
(1Q)
(1)
-
-
-
-
-
-
+76.3%
2,791
1,583
-15.9%
1,780
2,117
+25.4%
1,492
1,190
-19.4%
50
62
-44.9%
374
679
+0.21
Points
0.85
0.64
*Communication Module Service subscribers are included in the no. of cellular phone subscribers to align the calculation method of subscribers with other cellular phone carriers. (Market share, the no. of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers.)
** Other includes purchases of additional handsets by existing FOMA subscribers.
*** For an explanation of MOU and ARPU, please see Slide 26 of this document, “Definition and Calculation Methods of MOU and ARPU”.
Operational Results and
Forecasts-

RESULTS FOR 1Q OF FY2007
SLIDE No.
26
26
/27
Definition and Calculation Methods of MOU and ARPU
MOU (Minutes of usage): Average communication time per one month per one user.
ARPU (Average monthly Revenue Per Unit):
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscribers to the relevant services.  Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees.  We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.
Aggregate ARPU (FOMA+mova):  Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) +
i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} /
No. of active cellular phone subscribers (FOMA+mova)
i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)
i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)
Number of active subscribers used in ARPU and MOU calculations are as follows:
Quarterly data: sum of “No. of active subscribers in each month”* of the current quarter
Half-year data: sum of “No. of active subscribers in each month”* of the current  half
Full-year data: sum of “No. of active subscribers in each month”* of the current fiscal year
* “No. of active subscribers in each month”: (No. of subs at end of previous month + No. of subs at end of current month)/2
The revenues and no. of subscribers of Communication Module Service are not included in the above calculation of ARPU and MOU.

RESULTS FOR 1Q OF FY2007
SLIDE No.
27
27
/27
Reconciliation of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin
Billions of yen
Three months ended
June 30, 2006
Three months ended
June 30, 2007
a. EBITDA ¥ 445.0 ¥ 386.6
(169.3) (177.1)
(3.0) (5.7)
272.7 203.9
1.7 1.6
(110.7) (82.6)
(0.1) (0.1)
(0.0) (0.0)
163.5 122.8
1,218.6 1,182.9
36.5% 32.7%
13.4% 10.4%
Note:
2. Free cash flows excluding irregular factors and changes in investments for cash management purpose
Billions of yen
Three months ended
June 30, 2006
Three months ended
June 30, 2007
(¥ 165.9) ¥ 49.2
- (4.0)
(¥ 0.4) 97.7
(166.2) 142.9
(264.6) (157.8)
98.4 300.7
Note:
Irregular factors during the three months ended June 30, 2007 was net effects of bank closures as of March 31, 2007 and June 30, 2007.
(2)Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held-for-cash-management-purpose-with-original-maturities-of-longer-than-three-months.
Irregular factors (1)
Depreciation and amortization
Losses on sale or disposal of property, plant and equipment
Operating income
Other income (expense)
Income taxes
Equity in net  income (losses) of affiliates
Free cash flows excluding irregular factors and changes in investments for cash management purpose
Net income margin (=b/c)
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
Minority interests in consolidated subsidiaries
b. Net income
c. Total operating revenues
EBITDA margin (=a/c)
(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.
Changes of investments for cash management purpose (2)
Free cash flows
Net cash used in investing activities
Net cash provided by operating activities

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